UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Remediation Services, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:

Nevada (State or other jurisdiction of incorporation or organization)	75-2834498 (I.R.S. Employer Identification No.)

4th Floor Tower B. Wanliuxingui Building, No. 28 Wanquanzhuang Road Haidian District, Beijing, 100089 China (Address of principal executive offices)

86-10-5872-0171
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: March 17, 2010

REMEDIATION SERVICES, INC.
4th Floor Tower B. Wanliuxingui Building, No. 28 Wanquanzhuang Road
Haidian District, Beijing, 100089
China

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF REMEDIATION SERVICES, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Remediation” “we,” “us,” and “our” include Remediation Services, Inc.  and, if the context of such references is subsequent to the Share Exchange transaction described below, its wholly-owned subsidiary, China LianDi Clean Technology Engineering Ltd., a company organized under the laws of British Virgin Islands (“China LianDi”), and China LianDi’s wholly-owned operating subsidiaries.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the share exchange transaction described below.  The date of this Information Statement is March 16, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2010 and is being mailed to our stockholders of record as of March 17, 2010 (the “Record Date”). The mailing date of this Information Statement will be on or about March 17, 2010. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Exchange described below, there was a change in our Board and executive officers. Mr. Reed Buley, who served as our sole executive officer and director, resigned from all his executive officer positions effective immediately, and after appointing Mr. Jianzhong Zuo to serve as Chairman of the Board, Mr. Buley tendered his resignation as a director, with such resignation to be effective on the Effective Date. Our Board then appointed Mr. Zuo to also serve as our Chief Executive Officer and President and Mr. Yong Zhao to serve as our Chief Financial Officer, with all such appointments to be effective immediately.  Also in connection with the Share Exchange, the Board appointed Mr. Hirofumi Kotoi to serve as our other director, with such appointment to be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF REMEDIATION

SHARE EXCHANGE TRANSACTION WITH CHINA LIANDI

On February 26, 2010 (the “Closing Date”), we entered into a Share Exchange Agreement (the “Exchange Agreement”), by and among (i) China LianDi Clean Technology Engineering Ltd. (“China LianDi”) and China LianDi’s shareholders, SJ Asia Pacific Ltd., a company organized under the laws of the British Virgin Islands, which is a wholly-owned subsidiary of SJI Inc., a Jasdaq listed company organized under the law of Japan, China Liandi Energy Resources Engineering Technology Limited, a company organized under the laws of the British Virgin Islands, Hua Shen Trading (International) Limited, a company organized under the laws of the British Virgin Islands, Rapid Capital Holdings Limited, a company organized under the laws of the British Virgin Islands, Dragon Excel Holdings Limited, a company organized under the laws of the British Virgin Islands, and TriPoint Capital Advisors, LLC, a limited liability company organized under the laws of Maryland (collectively, the “China LianDi Shareholders”), who together owned shares constituting 100% of the issued and outstanding ordinary shares of China LianDi (the “China LianDi Shares”) and (ii) Reed Buley, our former principal stockholder. Pursuant to the terms of the Exchange Agreement, the China LianDi Shareholders transferred to us all of the China LianDi Shares in exchange for 27,354,480 shares of our common stock, par value $0.001 per share (“Common Stock”) (such transaction, the “Share Exchange”). As a result of the Share Exchange, we are now a holding company, which through certain contractual arrangements with our operating subsidiary companies in the People’s Republic of China (“China” or the “PRC”), provides downstream flow equipment and engineering services to the leading petroleum and petrochemical companies in the PRC.

Immediately prior to the Share Exchange, 4,690,000 shares of our Common Stock then outstanding were cancelled and retired, so that immediately following the Share Exchange, we had 28,571,430 shares issued and outstanding. China LianDi also deposited $275,000 into an escrow account which amount was paid to Reed Buley, owner of the cancelled shares, as a result of the Share Exchange having been consummated.

General Business Summary of China LianDi

We provide downstream flow equipment and engineering services to China’s leading petroleum and petrochemical companies. Through our four operating subsidiaries located in the PRC and the Hong Kong Special Administration Region of the PRC, we: (i) distribute a wide range of petroleum and petrochemical valves and equipment, including unheading units for the delayed coking process, as well as provide associated value-added technical services; (ii) provide systems integration services; and (iii) develop and market proprietary optimization software for the polymerization process. We are a pioneer in modernizing China’s delayed coking industry as we will be the first to install clean and safe enclosed unheading units in the fall of 2010. We intend to build a facility to manufacture select components and assemble unheading units for the delayed coking process in China (unheading units are used in delayed coking to “unhead” or open the coke drum for the removal of the residual coke). Such a facility would be the first of its kind in the China. Our products and services are provided both bundled or individually, depending on the needs of the customer. As of December 31, 2009, we were involved in approximately 20 total projects in approximately eight provinces, cities, autonomous regions and municipalities located in China. Since our inception we have completed more than 200 projects in approximately 24 provinces, cities, autonomous regions and municipalities located in China.

VOTING SECURITIES

Our authorized capital stock consists of 75,000,000 shares: 50,000,000 shares of Common Stock are authorized, par value $0.001 per share, of which 29,358,772 shares are outstanding as of March 15, 2010, and 25,000,000 shares of the Company’s preferred stock are authorized, par value $0.001 per share, of which 15,000,000 are designated and authorized as Series A Preferred Stock, of which 7,086,078 shares are outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, we had a total of 29,358,772 shares of Common Stock issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of our common stock as of March 15, 2010 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors, officers and director appointees listed below is c/o China LianDi Clean Technology Engineering Ltd., Unit 401-405.4/F, Tower B, Wanliuxingui Building, 28 Wanquanzhuang Road, Haidian District, Beijing, China 100089.  All share ownership figures include shares of our common stock issuable upon securities convertible or exchangeable into shares of our common stock within sixty (60) days of March 15, 2010, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Amount and Nature of Beneficial Ownership Before the Share Exchange	Percentage of Outstanding Shares Before the Share Exchange (1)	Amount and Nature of Beneficial Ownership After the Share Exchange		Percentage of Outstanding Shares After the Share Exchange
SJ Asia Pacific Ltd. (2)	-	-	6,275,118		21.37%

China LianDi Energy Resources Engineering Technology Ltd. (3)	-	-	10,684,660		36.39%

Hua Shen Trading (International) Ltd. (4)	-	-	6,838,620		23.29%

Jianzhong Zuo, Chairman, Chief Executive Officer & President (5)	-	-	17,523,280		59.69%

Reed Buley	5,000,000	84.65%	51,000	(6)	*

Yong Zhao, Chief Financial Officer			0		0%

Hirofumi Kotoi, Director Nominee (7)		-	6,275,118		21.37%

TriPoint Global Equities, LLC (8)	-	-	1,951,250		6.20%

All Directors, Executive Officers and Director Nominees before the Share Exchange, as a Group (1 person)	5,000,000	84.65%	-		-

All Directors, Executive Officers and Director Nominees after the Share Exchange and after the Effective Date of this Schedule, as a Group (3 persons)	-	-	23,798,398		81.06%

* Less than one percent

(1)	The numbers in this column are based on 5,906,950 shares outstanding prior to the cancellation of the 4,690,000 shares of Common Stock.

(2)
SJ Asia Pacific Ltd. is a wholly-owned subsidiary of SJI Inc., a Jasdaq listed company organized under the laws of Japan. Hirofumi Kotoi, our director nominee, and Jian Li are directors of SJ Asia Pacific Ltd.  Its business address is Shinagawa Seaside, East Tower 4-12-8, Higashi-Shinagawa, Shinagawa-Ku, Tokyo, Japan.

(3)
Mr. Jianzhong Zuo, our Chairman, Chief Executive Officer and President, is a director of China LianDi Energy Resources Engineering Technology Ltd. and holds voting and dispositive power over the shares held by it.

(4)	Mr. Jianzhong Zuo, our Chairman, Chief Executive Officer and President, is a director of Hua Shen Trading (International) Ltd. and holds voting and dispositive power over the shares held by it.

(5)
Includes shares held of record by China LianDi Energy Resources Engineering Technology Ltd. and Hua Shen Trading (International) Ltd., each over which Mr. Zuo maintains voting and dispositive power.  Mr. Zuo has no pecuniary interest in the shares held by Hua Shen Trading (International) Ltd.

(6)	Includes 1,000 shares held of record by Mr. Buley’s spouse.

(7)
Mr. Kotoi is a director of SJ Asia Pacific Ltd., a wholly-owned subsidiary of SJI Inc., a Jasdaq listed company organized under the laws of Japan, and shares voting and dispositive power over the shares held by SJ Asia Pacific Ltd. as a result of his position as a director of SJ Asia Pacific Ltd.

(8)
Includes (a) the following securities held by TriPoint Global Equities, LLC, the placement agent in the private placement we consummated on February 26, 2010: (i) 250,000 shares of Common Stock, (ii) 58,484 shares of Common Stock underlying a placement agent warrant, (iii) 524,222 shares of Common Stock underlying a placement agent warrant to purchase 524,222 shares of Series A Preferred Stock, (iv) 148,955 shares of Common Stock underlying a Series A placement agent warrant, and (v) 148,955 shares of Common Stock underlying a Series B placement agent warrant; and (b) the following securities held by TriPoint Capital Advisors, LLC, our financial consultant: (i) 820,634 shares of Common Stock.  Mark Elenowitz and Michael Boswell share voting and dispositive power over the securities held by TriPoint Global Equities, LLC. Mark Elenowitz and Michael Boswell, along with Louis Taubman, share voting and dispositive power over the securities held by TriPoint Capital Advisors, LLC.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Exchange, there was a change in our Board and executive officers. Mr. Reed Buley, who served as our sole executive officer and director, resigned from all his executive officer positions effective immediately, and after appointing Mr. Jianzhong Zuo to serve as Chairman of the Board, Mr. Buley tendered his resignation as a director, with such resignation to be effective on the Effective Date. Our Board then appointed Mr. Zuo to also serve as our Chief Executive Officer and President and Mr. Yong Zhao to serve as our Chief Financial Officer, with all such appointments to be effective immediately.  Also in connection with the Share Exchange, the Board appointed Mr. Hirofumi Kotoi to serve as our other director, with such appointment to be effective on the Effective Date.

None of the directors appointed to our Board were members of the Board prior to the Share Exchange and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Director prior to the Share Exchange

Name	Age	Position(s) with Remediation
Reed Buley	51	CEO, CFO, Secretary, Director

Reed Buley

Mr. Buley resigned as our Chairman, President, Secretary, Chief Executive Officer and Chief Financial Officer on February 26, 2010. He was the manager of a water and fire restoration company serving the Dallas/Fort Worth metroplex from 2000 until 2002 when he became our President. Mr. Buley graduated from Trinity Valley Community College in 1992. He will resign as a member of our Board on the Effective Date.

Director and Director Appointee

Name	Age	Position
Jianzhong Zuo	42	Chief Executive Officer, President, and Chairman
Hirofumi Kotoi	47	Director Appointee

Jianzhong Zuo, Chief Executive Officer, President and Chairman

Mr. Zuo has been our Chief Executive Officer, President and Chairman of the Board since February 26, 2010.  Mr. Zuo founded our wholly-owned subsidiary, Hua Shen Trading (International) Ltd., and served as its President since 1999.  From 1993 to 1996, Mr. Zuo worked at Shenzhen Huashen Shiye International and Beijing Huashen Automation Engineering, and from 1992 to 1993 he was at Beijing Nonferrous Metal Research Institute. He earned his M.S. degree from the University of Science and Technology, Beijing in 1992 and an Executive MBA from the Central European Business School in 2007.

Hirofumi Kotoi, Director Nominee

Mr. Kotoi is a Vice-President and Representative Director at SJI Inc. where he has worked since June 1990. He earned his master degree from Kyoto University and completed a Ph.D. course major in Computer science. He also studied at the University of Science and Technology of China. A Chinese native, he came to Japan as a government funded overseas student in 1981. Mr. Kotoi will become a member of our Board of Directors on the Effective Date.

CORPORATE GOVERNANCE

Committees of the Board Of Directors

We are currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “RMSI.”  The OTCBB does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.  Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

Directors Attendance at Meetings

During fiscal 2009, the Board held two meetings.  None of the directors attended fewer than 100% of the total number of Board of Directors meetings.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Mr. Buley resigned as our Chief Executive Officer and Chief Financial Officer and at such time our Board appointed Jianzhong Zuo to serve as our Chief Executive Officer and President and Yong Zhao to serve as Chief Financial Officer.  A brief description of the previous business experience of Mr. Zuo is provided above in the Changes to our Board of Directors section of this Schedule. A brief description of the business experience of Mr. Zhao is included below.

Our Board subsequently appointed the following person to serve as executive officer of the Company in the following capacity:

Name	Age	Position
Yong Zhao	38	Chief Financial Officer

Yong Zhao, Chief Financial Officer

Mr. Zhao was appointed as our Chief Financial Officer on February 26, 2010. Mr. Zhao joined our wholly owned subsidiary, Beijing JianXin Petrochemical Engineering Ltd., as the Chief Financial Officer in 2008. From 1998 to 2008, he served as a financial manager for Beijing Feite Tianyuan Environmental Protection, Ltd., Co., Beijing Huashen Huizheng System Engineering Technology, Ltd., Co. and Beijing Huashen Guotong Technology Development Ltd. Mr. Zhao earned his Certificate in Project Financial Analysis at Beijing Technology and Business University in 2004 and earned his Bachelors Degree in Finance from Capital University of Economics and Business in 1992.

Family Relationships

There are no family relationships between any of our directors or executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2009 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2009 and 2008 to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Reed Buley, CEO, CFO, President and Secretary (1)	2009	-	-	-	-	-
	2008	30,863	-	-	-	30,863
Jianzhong Zuo, President and Chief Executive Officer	2009	-	-	-	-	-
	2008	-	-	-	-	-
Yong Zhao, Chief Financial Officer	2009	7,028	3,514	-	-	10,542
	2008	7,028	3,514	-	-	10,542

(1) Resignation effective on the Effective Date.

In addition, our executive officers and/or their respective affiliates will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

Employment Agreements

We have entered into employment agreements with Jianzhong Zuo and Yong Zhao.

Jianzhong Zuo

Mr. Zuo’s employment agreement, effective June 15, 2008, provides that Mr. Zuo will be employed as President of Beijing JianXin for a two year term. During the term of the agreement, Mr. Zuo will devote substantially all of his time to the service of the Company and may not compete directly or indirectly with us.  We may terminate Mr. Zuo for cause at any time, and without cause upon 30 days notice. Mr. Zuo may resign without good reason upon 30 days notice.

Mr. Zuo receives no annual salary under the agreement or otherwise.

Yong Zhao

Mr. Zhao’s employment agreement, effective June 15, 2008, provides that Mr. Zuo will be employed as Chief Financial Officer of Beijing JianXin for a two year term. During the term of the agreement, Mr. Zhao will devote substantially all of his time to the service of the Company and may not compete directly or indirectly with us.  We may terminate Mr. Zhao for cause at any time, and without cause upon 30 days notice. Mr. Zhao may resign without good reason upon 30 days notice.

Mr. Zhao has a verbal agreement with management setting his compensation at $7,028 annually and a bonus of $3,514 annually.

Retirement/Resignation Plans

We do not currently have any plans or arrangements in place regarding the payment to any of our executive officers following such person’s retirement or resignation.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

As of December 31, 2009, we rented warehouse space and a truck from the wife of Reed Buley, our former Chief Executive Officer who was also our former majority shareholder, at a percentage of revenues, which is intended to approximate fair market value. As of February 26, 2010, this agreement has been terminated and any liability settled.

We owed Mr. Buley $23,847 as of December 31, 2009 for operating expenses paid on our behalf. As of February 26, 2010, pursuant to the Share Exchange Agreement, such liability was assumed by Mr. Buley.

We owed $27,560 as of December 31, 2009 to a consultant, who is also a shareholder, for professional fees paid on our behalf. As of February 26, 2010, pursuant to the Share Exchange Agreement, such liability was assumed by Mr. Buley.

As of December 31, 2009, we had two notes payable totaling $41,000 due to the father of Mr. Buley, our former CEO. As of February 26, 2010, pursuant to the Share Exchange Agreement, such liabilities were assumed by Mr. Buley.

TriPoint Capital Advisors, LLC

On February 26, 2010, we issued TriPoint Capital Advisors, LLC, an affiliate of TriPoint Global Equities, LLC, 820,634 shares of Common Stock pursuant to the Share Exchange Agreement in exchange for the 1,500 shares of China LianDi that it owned.

Lock Up Agreements

On the February 26, 2010, we entered into a lock-up agreement with China LianDi Energy Resources Engineering Technology Ltd., an affiliate of Jianzhong Zuo, our Chief Executive Officer, President and Chairman, whereby such entity is prohibited from selling the Company’s securities until six (6) months after the effective date of the registration statement required to be filed under the Registration Rights Agreement. For one (1) year thereafter, it will be permitted to sell up to 1/12 of its initial holdings every month.

Securities Escrow Agreement

On February 26, 2010, we entered into a make good escrow agreement with the Investors (the “Securities Escrow Agreement”), pursuant to which China LianDi Energy Resources Engineering Technology Ltd., an affiliate of Jianzhong Zuo, our Chief Executive Officer, President and Chairman, delivered into an escrow account 1,722,311 shares of Common Stock to be used as a share escrow for the achievement of a Fiscal Year 2011 net income performance threshold of $20.5 million. With respect to the 2011 performance year, if we achieve less than 95% of the 2011 performance threshold, then the escrowed shares for such year will be delivered to the Investors in the amount of 86,115.55 shares (rounded up to the nearest whole share and pro rata based on the number of shares of Series A Preferred Stock owned by such Investor at such date) for each full percentage point by which such threshold was not achieved, up to an aggregate maximum of 1,722,311 shares.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Exchange, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Remediation Services, Inc.
c/o China LianDi Clean Technology Engineering Ltd.
4th Floor Tower B. Wanliuxingui Building,
No. 28 Wanquanzhuang Road, Haidian District
Beijing, 100089 China
Attn: President
Telephone: +86-10-5872-0171
Facsimile: +86-10-5872-0181

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;
•	Attempt to handle the inquiry directly; or
•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

REMEDIATION SERVICES, INC.

	By:	/s/ Jianzhong Zuo
Name: Jianzhong Zuo
Title: Chairman, Chief Executive Officer and President

Dated: March 16, 2010